

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

<u>Via E-mail</u>
Ruth Shepley
President
DE Acquisition 7, Inc., et al.
6046 FM 2920, Suite 619
Spring, Texas 77379

> **Re:** **DE Acquisition 7, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 19, 2011**
> **File No. 000-54406**
>
> **DE Acquisition 8, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 19, 2011**
> **File No. 000-54407**
>
> **DE Acquisition 9, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 19, 2011**
> **File No. 000-54408**
>
> **DE Acquisition 10, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 19, 2011**
> **File No. 000-54409**
>
> **DE Acquisition 11, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 19, 2011**
> **File No. 000-54410**
>
> **DE Acquisition 12, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 19, 2011**
> **File No. 000-54411**

Dear Ms. Shepley:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
195 Route 9 South
2nd Floor
Manalapan, NJ 07726